

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

Joseph Kim
Chief Executive Officer
Sunoco LP
8111 Westchester Drive
Suite 400
Dallas, TX 75225

>   **Re: Sunoco LP**
>   **Registration Statement on Form S-4**
>   **Filed February 26, 2024**
>   **File No. 333-277369**

Dear Joseph Kim:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Exhibits

1.   We note that the opinion filed as Exhibit 8.1 opines only to legal conclusions contained in the discussion in the registration statement under the caption "Material U.S. Federal Income Tax Consequences of Sunoco Common Unit Ownership." Please obtain and file a revised tax opinion that addresses and expresses a conclusion for each material tax consequence of the Merger and Special Distribution. In this regard, we note your disclosure that in general, a U.S. holder of NuStar Common Units who receives Sunoco Common Units in exchange for its NuStar Common Units pursuant to the Merger should be treated as having exchanged its NuStar Common Units for Sunoco Common Units and generally should not recognize gain or loss with respect to such exchange. We further note you disclose that Sunoco and NuStar intend that the Special Distribution be treated, and have agreed to report the Special Distribution, as a payment of a distribution under

Section 731 of the Code from NuStar to the NuStar Common Unitholders, and accordingly, the receipt of cash pursuant to the Special Distribution is not anticipated to be taxable, except to the extent that the amount received by such U.S. holder of NuStar Common Units pursuant to the Special Distribution exceeds such U.S. holder's tax basis in its NuStar Common Units immediately before the Special Distribution. Refer to Item 601(b)(8) of Regulation S-K and Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Claudia Rios at 202-551-8770 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sachin Kohli, Esq.